February 13, 2019

Mingming Su
Chief Strategy Officer
DouYu International Holdings Limited
Building F4, Optical Valley Software Park
Guanshan Avenue,
Donghu Development Area, Wuhan, 430073
The People's Republic of China

       Re: DouYu International Holdings Limited
           Draft Registration Statement on Form F-1
           Submitted January 16, 2019
           CIK No. 0001762417

Dear Mr. Su:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary
Overview, page 1

1. You state that the prospectus contains information from a report commissioned by you and prepared by iResearch Consulting Group. Please provide us with a copy for our review. Clearly mark the specific language in the supporting materials that supports each statement in the prospectus. Also, you state that you "have not independently verified the accuracy or completeness of the data" contained in such report. Please be advised that you are responsible for the entire content of the registration statement and should not
 Mingming Su
FirstName LastNameMingming Su
DouYu International Holdings Limited
Comapany NameDouYu International Holdings Limited
February 13, 2019
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         include language that can be interpreted as a disclaimer of information that you have chosen to include.
2. You state that you are ranked first among China's game-centric live streaming platforms in terms of average total MAUs and average total daily time spent by active users during the third quarter of 2018, as well as the number of top streamers in September 2018. For context, please provide your ranking based on each such metric in the prior comparative period, and disclose the average total daily time spent by active users and the number of top streamers for the prior comparative period. In addition, you should generally provide comparative information regarding the other metrics to which you cite to demonstrate the size of your user base and the level of user engagement, including the average next-month registered user retention rate, the number of hours spent by active users on your platform, and the number of registered streamers. Finally, please disclose the number of registered users as of the end of each period presented given the importance of such metric for performance tracking purposes.
3. You state that revenue from China's game-centric live streaming market is expected to grow at a rate that is nearly twice the expected growth rate of the non-game-centric live streaming market. Please contextualize this statement by disclosing game-centric live streaming revenue as a percentage of total live streaming revenue and provide a comparison of ARPPU for the latest annual period.
4. You reference next-month registered user retention rate. For further insight into the loyalty of your user base, please disclose a measure of registered user retention over a longer time horizon. In this regard, you disclose elsewhere the growth in average time spent per month by active users from the first quarter on your platform through 1.5 years.
5. You provide total time spent and average total daily time spent by active users on your platform during the third quarter of 2018 to demonstrate the highly engaged nature of your user base. For additional context, please provide the average daily time spent by active users on your platform on a per user basis for each period presented.
6. You disclose that your platform had 5.8 million registered streamers as of September 30,
         2018. For further insight into the quality of your streamer base, please also disclose a measure of activity, such as average monthly active streamers, for each period presented.
7. You state that you had the largest eSports viewer base as measured by average total
         MAUs that viewed eSports live streaming during the third quarter of 2018. Please provide your ranking for the prior comparative period, and quantify such metric for each period presented. Further, revise the first risk factor on page 16 to quantify the extent to which you have been dependent on eSports content for revenue for each period presented.
8. You refer to your multi-channel monetization model as a key competitive strength.
         Please contextualize this statement by, for example, disclosing that your live streaming revenue has historically accounted for the large majority of your revenue.
 Mingming Su
FirstName LastNameMingming Su
DouYu International Holdings Limited
Comapany NameDouYu International Holdings Limited
February 13, 2019
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Summary Combined and Consolidated Financial Data and Operating Data
Key Operating Data, page 13

9. Given the importance of ARPPU to your business and its distinct trend, please revise this table and the table on page 87 to provide quarterly average ARPPU and monthly average ARPPU, respectively, for each period presented. In this regard, we note that while you generally have experienced material growth in your key operating data, quarterly average ARPPU decreased from 2016 to 2017.
Risk Factors
Risks Related to Our Business and Industry
We generate a portion of our revenues from advertisement . . ., page 20

10. To provide insight into your progress in increasing and diversifying your monetization capabilities, please disclose the number of advertisers that you attracted to your platform for each period presented.
We rely on our mobile application and PC application to provide . . ., page 31

11. You disclose that your mobile application was previously removed from third-party distribution channels. Please clarify the reasons for the removal. If such removal was the result of government regulation, revise this disclosure as well as the corresponding risk factor on page 46 for context.
We may not realize the benefits we expect . . ., page 36

12. We understand that Tencent has made a significant investment in and entered into a similar strategic cooperation agreement with HUYA Inc., one of your key competitors in the game-centric live streaming market. Therefore, please clarify that your relationship with Tencent is not exclusive in nature, and to the extent material, disclose how these circumstances may impact the intended benefits from the strategic cooperation agreement.
Risks Related to This Offering and Our American Depositary Shares
Your rights to pursue claims against the depositary . . ., page 61

13. You disclose that the deposit agreement provides that the depositary may, in its sole discretion, require that any dispute or difference arising from such agreement be referred to and finally settled by arbitration. Please clarify whether this provision precludes an
         ADS holder from pursuing claims under federal securities laws in federal courts.
As an exempted company incorporated in the Cayman Islands . . ., page 65

14. You state that you plan to rely on home country practice with respect to corporate governance after completion of this offering. Please briefly describe the key corporate governance requirements from which you may be exempt as a foreign private issuer.
 Mingming Su
FirstName LastNameMingming Su
DouYu International Holdings Limited
Comapany NameDouYu International Holdings Limited
February 13, 2019
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         Also, identify the exemption(s) that you will use, or provide a cross-reference to such disclosure. We note your disclosure on page 165 that you will not have a majority of independent directors serving on your board of directors.
Dilution, page 71

15. You disclose that there will be further dilution to new investors to the extent that any of the granted and outstanding RSUs vest. Please also disclose the condition upon which they will vest, or provide a cross-reference to such disclosure on page 169. In this regard, we note that the RSUs will vest by equal installment for 36 months upon a "qualified initial public offering." Further, in your discussion of the terms of such condition on page
         186, please specify the minimum valuation and proceeds that you must attain, as defined in Section 1.1 of the Series E Shareholders Agreement.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Specific Factors Affecting Our Results of Operations, page 85

16. You disclose here and in your risk factor on page 14 that maintaining and improving your current user base is critical to your continued success. Tell us how you considered providing quantitative and qualitative discussion and analysis of changes in your user retention rate for each period presented, or explain to us why you do not believe this metric contributes further to understanding and evaluating your operations. We refer you to Section III.B.1 of SEC Release No. 33-8350.
17. You disclose that quarterly average ARPPU decreased from 2016 to 2017 because "it takes time to cultivate new users' paying habits." To the extent you anticipate that revenue per paying user may fluctuate materially as you continue to grow your paying user base, please revise to address the nature and effect of such trend or uncertainty.
Liquidity and Capital Resources
Cash Flows and Operating Activities, page 105

18. Please revise your discussion of net cash used in operating activities to provide investors a more substantive understanding of the reasons for your negative historical cash flows.
         Address the material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital accounts that affect operating cash flows for all reported periods.
         Disclose whether any of these factors constitute a trend or uncertainty that would cause reported financial information not necessarily to be indicative of future operating results or financial condition and your plans going forward to address these factors. Refer to
         Section IV of SEC Release 33-8350 and Item 5.D of Form 20-F.


Business
Our Strengths
 Mingming Su
FirstName LastNameMingming Su
DouYu International Holdings Limited
Comapany NameDouYu International Holdings Limited
February 13, 2019
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Large and Highly Engaged User Base, page 120

19. You state that you believe monetization follows as engagement increases, and to demonstrate your success in increasing engagement, you provide data regarding growth in average time spent per month by active users from the first quarter on your platform through 1.5 years. As your revenue is also dependent on your ability to convert non-
         paying users to paying users, please provide a comparable measure of conversion.
Our Business
Games, page 124

20. Your disclosure indicates the importance of expanding and diversifying your content offerings. To demonstrate the comprehensive nature of your live streaming content, please also disclose the number of games that your live streaming content covered as of the end of the latest period presented and the prior comparative period.
Management
Terms of Directors and Officers, page 168

21. You state that you have granted rights to appoint your directors to your founders and
         "certain of [y]our shareholders." Please identify these shareholders and disclose the number of directors that each of them has the right to appoint. In this regard, given the disclosure regarding the Series E Shareholders Agreement on page 186 and Section 14.1 of such agreement, it appears that your founders and certain of the unidentified shareholders will appoint four new directors in connection with this offering. To the extent the newly appointed directors will be named in the prospectus but will not assume the role of director prior to effectiveness, please file their consents as exhibits to the registration statement. Refer to Item 6.A.5 of Form 20-F and Rule 438 of the Securities
         Act.
Combined and Consolidated Financial Statements for the Years Ended December 31, 2016 and
2017
Notes to Combined and Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Note 2.10 Intangible Assets, net, page F-15

22. Revise to describe the nature and contractual terms of your major product and services assets, i.e., the content rights and audio visual licenses. Disclosure should consider explanation of your capitalization policy and elements of cost included in the content rights and audio visual licenses. In view of the risks inherent in information content assets in China, disclosure concerning the intangible assets supporting your operations is material information to investors. See ASC 275-10-05-4 and 5 and ASC 275-10-50-2.
Note 2.24 Recent Accounting Pronouncements, page F-20
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FirstName LastNameMingming Su
DouYu International Holdings Limited
Comapany NameDouYu International Holdings Limited
February 13, 2019
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23. We note that you indicate on the forepart of the registration statement that you are electing not to use the extended transition period for complying with new or revised financial accounting standards as allowed for emerging growth companies. However, you disclose in this note that you have elected to take advantage of the extended transition period. In this regard, please also clarify what you mean by the disclosure that the ASU
         2014-09 adoption will be implemented as of January 1, 2018. Please revise or advise.
Note 6. Intangible Assets, net, page F-24

24. Revise to provide the accumulated amortization and the weighted-average amortization periods by major asset class of intangibles. See ASC 350-30-50-1 and 2.
Note 20. Subsequent Events, page F-39

25. Revise your disclosure to include the estimated financial impact of the April 1, 2018 restricted share unit grant as required by ASC 855-10-50-2b.
Unaudited Condensed Combined and Consolidated Financial Statements for the Nine Months
Ended September 30, 2017 and 2018
Unaudited Condensed Combined and Consolidated Balance Sheet as of September 30, 2018,
page F-44

26. Revise the balance sheet and footnote disclosures to incorporate the audited December 31,
         2017 balance sheet as required by Item 8.A.5 of Form 20-F by way of
Item 4.b of Form F-
         1.
General

27. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
28. Please supplementally provide us with copies of any graphical material or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms
         Compliance and Disclosure Interpretations.
       You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or
Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan,
Attorney-Adviser, at (202) 551-6515 or, in his absence, Barbara C. Jacobs, Assistant
Director, at (202) 551-3735 with any other questions.
 Mingming Su
DouYu International Holdings Limited
February 13, 2019
Page 7
                                                    Sincerely,

FirstName LastNameMingming Su                       Division of Corporation
Finance
                                                    Office of Information
Technologies
Comapany NameDouYu International Holdings Limited
                                                    and Services
February 13, 2019 Page 7
cc:       Li He, Esq.
FirstName LastName